Mingteng International Corporation Inc.

Lvhua Village, Luoshe Town

Huishan District, Wuxi

Jiangsu Province, China 214189

December 15, 2023

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Evan Ewing

Re:	Mingteng International Corporation Inc. Amendment No. 4 to Registration Statement on Form F-1 Filed December 7, 2023 File No. 333-270953

Dear Mr. Ewing:

This letter is in response to your letter on December 15, 2023 in which you provided a comment to the Registration Statement on Form F-1 (the “Registration Statement”) of Mingteng International Corporation Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on December 7, 2023. On the date hereof, the Company has submitted Amendment No.5 to the Registration Statement on Form F-1 (“Amendment No.5”). We set forth below in bold the comment in your letter relating to the F-1 followed by our response to the comment.

Amendment No. 4 to Registration Statement

Exhibits

1.	We note your response to comment 2. Please have counsel revise Exhibit 5.1 to state that the selling shareholder’s shares are legally issued, fully paid and non-assessable. Refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

RESPONSE: In response to the Staff’s comment, the Cayman counsel, Mourant Ozannes (Cayman) LLP, to the issuer has revised Section 3.4 of Exhibit 5.1 to recognize that the selling shareholder’s shares are legally issued, fully paid and non-assessable.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Yingkai Xu
Yingkai Xu
Chief Executive Officer